UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact September | 2026

Azul Secures First FNAC Disbursement and

Further Strengthens Liquidity Position

São Paulo, September 29 2026 - Azul S.A. (B3: AZUL3, NYSE: AZUL) ("Azul” or “Company”), the largest airline in Brazil by number of cities served, announces that it has executed the definitive loan agreement with the Brazilian Development Bank (“BNDES”) under the National Civil Aviation Fund (“FNAC”) financing program, providing access to up to R$2.66 billion in long-term financing. This financing further strengthens Azul's liquidity position and financial flexibility, supporting the Company's ongoing liability-management initiatives and long-term strategic plan.

As part of the agreement, Azul successfully drew the first tranche of approximately R$1.3 billion today. The remaining R$1.3 billion is expected to be available in 4Q26.

The financing has a term of up to five years and, as part of the transaction structure, Azul is prepaying an existing higher-cost obligation of approximately R$400 million.

Azul will keep its shareholders and the market duly informed of any material developments related to the matters addressed in this Material Fact, in accordance with applicable laws and regulations.

About Azul

Azul S.A. (B3: AZUL3; NYSE: AZUL) is the largest airline in Brazil by number of cities served, operating approximately 800 daily flights to more than 130 destinations. With an operating fleet of over 150 aircraft and more than 14,000 Crewmembers, Azul offers more than 250 direct routes. In 2020, Azul was named the World’s Best Airline by the TripAdvisor Travelers’ Choice awards, becoming the first Brazilian company to receive this recognition. For more information, visit https://ri.voeazul.com.br/.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 29, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Antônio Carlos Garcia
                                                                                                                Name: Antônio Carlos Garcia
                                                                                                                Title: Chief Financial Officer